Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of November 30, 2020, the only class of securities that ShiftPixy, Inc., (the “Company”) has registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is our Common Stock.

Description of Common Stock

The following description of our Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) and our Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part. We encourage you to read our Articles of Incorporation, our Bylaws and the applicable provisions of the Wyoming Business Corporation Act, Title 17, Chapter 16 of the Wyoming Statutes, for additional information.

Authorized Capital Shares

Our authorized capital shares consist of 750,000,000 shares of common stock, $0.0001 par value per share (“Common Stock”), and 50,000,000 shares of Preferred Class A Stock, $0.0001 par value per share (“Preferred Stock”). The outstanding shares of our Common Stock are fully paid and nonassessable.

Voting Rights

Holders of Common Stock are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors. Our common stock does not have cumulative voting rights.

Dividend Rights

The holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors in its discretion out of funds legally available for the payment of dividends. The Company has not declared or paid any dividends in its history, and our board of directors has not announced any plans to declare or pay any dividends in the future.

Liquidation Rights

Subject to any preferential right of outstanding shares of Preferred Stock, holders of Common Stock will share ratably in all assets legally available for distribution to our stockholders in the event of dissolution.

Other Rights and Preferences

Our Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights. Holders of Common Stock may act, in the absence of a meeting, if consents in writing setting forth the action to be taken are signed by holders of outstanding shares having not less than the minimum number of votes that would be required to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted.

Listing

The Common Stock is traded on The Nasdaq Stock Market LLC under the trading symbol “PIXY.”

Description of Preferred Stock

Our board of directors is authorized by our Articles of Incorporation to establish classes or series of preferred stock and fix the designation, powers, preferences and rights of the shares of each such class or series and the qualifications, limitations or restrictions thereof without any further vote or action by our shareholders. Any shares of preferred stock so issued would have priority over our Common Stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in our control without further action by our shareholders and may adversely affect the voting and other rights of the holders of our Common Stock.